Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is a transcript of a webcast conference call with investors during which representatives of Biogen and IDEC discussed the proposed trnasaction.

Safe Harbor Statement

This document contains “forward-looking” statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements’ current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.

For more detailed information on the risks and uncertainties associated with each company’s business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction will be included in the joint proxy statement/prospectus.

Biogen Inc. (BGEN)
Merger Announcement
Monday, June 23, 2003 8:00 am
Event Duration: 84 minutes

Transcript produced by Fair Disclosure Financial Network, Inc.

(With proof-reading edits by company consultants.)

FAIR DISCLOSURE FINANCIAL NETWORK 311 Arsenal Street Watertown, MA 02472 1-617-393-3354 www.fdfn.com

Biogen Inc. (BGEN)
Merger Announcement
Monday, June 23, 2003 8:00 am

Disclaimer: The information contained herein is the Fair Disclosure Financial Network Inc. (FDfn) textual representation of the applicable Issuer’s conference call. There may be material errors, omissions or inaccuracies in our reporting of the conference call described below. This transcript has not been reviewed or endorsed by the Issuer and this FDfn transcript is derived from audio sources over which Fair Disclosure Financial Network, Inc. has no control. Words and/or phrases that cannot be transcribed accurately are so indicated in the transcript. The audio conference call should be considered the ultimate source of this content. FDfn makes no representations with respect to and shall not be deemed to be rendering investment advice.

THE OPERATOR

Good morning, my name is Christie, and I will be your conference facilitator. At this time, I would like to welcome everyone to the BIOGEN IDEC merger conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer period. (CALLER INSTRUCTIONS) Mr. Bill Rastetter, you may begin your conference.

DR. WILLIAM RASTETTER

Christie, thank you very much, and good morning. Thank you for joining us. I am Bill Rastetter, the Chairman and CEO of IDEC Pharmaceuticals. With me this morning is Jim Mullen, the Chairman and CEO of Biogen; Bill Rohn, the President and COO of IDEC; and Peter Kellogg, the CFO of Biogen. Thanks for your time today. We would like to share with you our ideas about strategic acceleration. Essentially, this entails doing what our remarkably complementary companies have been doing, creating new standards of care, but doing it on a larger scale, better, faster and with less risk than we would have as separate companies. We are truly positioned to create the next global biotech leader through this merger of equals. I would like to turn it over briefly to Peter Kellogg to cover some details about accessing the slides on our websites and some other formalities. Peter?

MR. PETER KELLOGG

Thank you, Bill. Before we start, I would like to take a moment to cover a couple of logistical points. During this call, the speakers will be referring to a presentation that is available on each company’s website and those websites are biogen.com and idecpharm.com. And that information is also in the press release. If you’re not able to access these slides today, they will remain available on these sites through June 30th.

Now I would like to read the Safe Harbor statement that appears on slide 2 of this presentation. This presentation and conference call contains forward-looking statements, including statements regarding benefits of the proposed combination of Biogen, Inc. and IDEC Pharmaceuticals Corporation; integration plans and synergies, anticipated future financial and operating performance and results, expectations for our products and plans for pipeline growth. These statements are based on management’s current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the mergers. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs, we may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues, or marketplace trends. Technical, regulatory, or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of our new products.

For more detailed information on the risks and uncertainties associated with each company’s business activities, please see the reports of Biogen and IDEC filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise. Okay, that’s the formality. Bill, back to you.

DR. WILLIAM RASTETTER

Peter, thank you very much. Jim, Peter, and I will walk through a couple dozen slides in the next 20 minutes or so. We will touch on three key elements. Number one, the fusion of strengths of Biogen and IDEC; number two, the scale and breadth, that is critical mass that can be created immediately through the merger of equals without the pains and stops and starts of organic growth; and three, the economic acceleration that can be achieved through synergies or cost avoidance, and leverage of existing infrastructure and investments across the newly merged company. After the presentation, Jim, Peter, Bill and I, of course, would like to hear your questions, comments and concerns in order to stimulate dialogue.

Let’s start with fusion of strengths. Those of you following on the website, this is slide number 5. With the merger of equals, we create a global leader in the fast-growing oncology and immunology areas. Of course, each of our companies has played a major role in establishing new treatment options in these fields. AVONEX and Rituxan are each biologic blockbusters, each generating in excess of a billion in sales worldwide. And we’ve each extended our track record of innovation with the launch of Amevive as the first biologic approved for psoriasis and Zevelin, the first radioimmunotherapy approved by the U.S. Food and Drug Administration. We have, and Jim will cover with you, a broad pipeline of product candidates and development. And finally, a key part of all of this is actually making our biologics on a large-scale and in a timely and cost-effective manner. Jim will also speak about our joint leadership in process sciences and biologics manufacturing.

The second item is scale and breadth. Scale and breadth through critical mass is essential in today’s competitive environment. Nowhere is this more evident than in the dollars that are required to drive innovation and development. The combined company will immediately offer an R&D investment exceeding $550 million a year, and we’re committed to growing this further with continued growth of our top line. I will outline our investment strategy in a few minutes.

Leverage is also important. As separate companies, we would have to duplicate global, commercial and manufacturing infrastructure. As a merged company, we can be more efficient and more effective in utilization of assets and infrastructure. Jim and Peter will address this topic in more detail. We are committed not only to growing our own discoveries, but also to being collaborative in the in-licensing of compelling opportunities from companies that might benefit from our critical mass, commercial presence and process sciences and manufacturing expertise and capacity. Later today, I will review with you the backgrounds of some of the senior management team. The team already has been working well together through our oncology collaboration. Truly, this is a team that is unsurpassed in our sector, and the team has already jelled around the broader BIOGEN IDEC opportunity. Our fit as a team is driven by our corporate core values. I will show you the remarkable overlap of these values in a minute.

The third item is economic acceleration. Peter will speak about this topic. In short, BIOGEN IDEC will have a $1.9 billion revenue base from the start. We will target approximately 20 percent year-over-year earnings growth and over 300 million of operating expense synergies in the ’03 to ’07 timeframe, as compared to the companies going forward separately. Our combined cash position net of debt will be 1.5 billion, giving us flexibility and strategic power. The leverage achieved through existing infrastructure and property plant and equipment will enhance our capital efficiency.

I spoke about the overlap of similarity of Biogen and the IDEC corporate values. The concordance is actually uncanny. This is on slide eight for those of you following on the web site. For Biogen keeping talent the priority, valuing the individual and operating a meritocracy are highly valued. At IDEC we’ve done the same by drawing strength from diverse groups and diverse levels throughout the Corporation. Biogen builds teams by communicating and obtaining alignment. IDEC through the same techniques builds teams as a source of strength. Facing the facts, the truth, honesty, integrity and quality are ingrained in both companies. There is a great similarity in the remaining touch stone values that we each embrace, perhaps the most relevant to the transaction at hand are the last two on the slide. The merger of equals is driven by embracing change, the Biogen value, and by growth transformation and renewal, the IDEC value. And we’re doing this because through the merger of equals we can drive innovation, which is mandatory, not optional under the Biogen values and continue to do what we do, creation of new standards of care, the IDEC value, but on a larger scale better, faster and with less risk than before.

I mentioned that Jim Mullen, Bill Rohn and Peter Kellogg are with me on the call. The new management will consist of the four of us and our colleagues who are back home minding the business this morning. I will become the Executive Chairman of the company. Jim will become the CEO, Bill Rohn will become COO, and Peter Kellogg, the Chief Financial Officer for the new company. In addition, I’d like to mention two of our other colleagues, Nabil Hanna from IDEC will become the head of research and Burt Adelman from Biogen, the head of development. Before handing the call over to Jim, let me talk a little bit about levels of investment. I have borrowed this slide, it’s slide number 10 from some doodling done by Jim at a planning meeting a couple of weeks ago. We see three levels of investment in BIOGEN IDEC. From top to bottom on the slide the strategic, the enabling and the supporting level.

The highest priority investments are at the top. At the top we invest to become the best at what we do. Below the top we invest just enough and just in time to enable and support the strategic investments. At the top the strategic level is the creator of value. Here we must be the best in our sector in the therapeutic areas we have chosen, oncology and immunology. Through discovery, development and serving the patient and the caregiver we must continue to lead the way in creating new standards of care. You will note that we also view business development as a part of the strategic investment. We are inherently collaborative and will become the partner of choice for others seeking to develop in commercialized biologics for oncology and immunology.

The enabling level does just that. It enables BIOGEN IDEC to respond to the customer in a timely and cost-effective manner through world-class process sciences and manufacturing expertise and capacity. Becoming a timely and low-cost producer, biologics will enable two things, competitive pricing and margin. Competitive pricing will drive share, and margin will drive the strategic level of investment that is necessary in turn to drive continuing growth. Finally, the supporting level of investment ensures effective deployment of our human, financial and physical assets. So BIOGEN IDEC is a story of fusion of strengths, scale and breadth for critical mass and economic acceleration. I will turn the presentation over to Jim to continue the story. Jim.

MR. JAMES MULLEN

Thank you, Bill. Both Biogen and IDEC have been and can continue to be strong independent companies. So a number of you are probably asking the question why do a merger of equals now? But as Bill and I discussed and talked and developed the oncology collaboration, it led to the realization that IDEC and Biogen were complementary companies with similar strategies but different starting points. Each company has built pieces that the other is working hard to build. When you step back and put all these pieces together, it’s a very powerful company. In my view it is a unique opportunity for both companies to leap forward strategically and create the next large biotechnology company while providing both sets of shareholders greater upside potential with more diversification. For those of you following along the slides, I’m now on slide 12.

You’re familiar with both companies independently, but I want to build for you the vision of the combination. We both have outstanding products, the track record of developing innovative products, complementary R&D and manufacturing capabilities and strong financial foundations. As said before, each has built critical pieces that the other is working to build over the next few years. Biogen has European commercial infrastructure, large-scale bulk biologics capability, research and commercial resources in autoimmune diseases. IDEC has expertise in oncology, growing manufacturing capabilities of proteins with great technology, a pipeline of products in cancer and autoimmune diseases.

Putting the two companies together accelerates the strategic plan of both companies with less cost. Now on slide 13 this is a good illustration of the products that we have. This combination has great products spread throughout the lifecycle, high-quality revenue, growing products, excellent longer-term growth prospects from the pipeline and we have commercial presence in oncology and autoimmune disease markets. In essence, the day we close we instantly have a balanced revenue stream with several growth engines. Together, the pipeline has depth, breadth and balance. I’m on slide 14 now.

By breadth I mean the breadth of therapeutic indication, and balance I mean the balance across Phase I, II and III. Products under development will support our current commercial organizations in neurology, oncology, and dermatology as well as take us toward attractive markets in GI and rheumatology. And together we can reallocate resources from supporting infrastructure toward the strategic activities that Bill just discussed a moment ago, products. Our R&D capacity will be number three in biotechnology with over $550 million of a budget. We have 380 discovery researchers and 620 development researchers with expertise in oncology and immune disorders.

And we are located in two of the deepest talent pools for researchers, Cambridge and San Diego. Now on slide 16. Our combined resources make us an even more attractive development and commercial partner. We expect to double our pipeline through partnerships by 2010. We will use our therapeutic breadth, expertise in development and specialty marketing and biologics manufacturing capability to attract partners. In addition, we will have the scale to provide value added venture capital. The object is to take advantage of opportunities after some of the risk is gone.

Now I’m on slide 17. As you can see we have a large amount of commercial capacity and we have outstanding technology particularly when you put the technology of these two companies together. We also have significant clinical capacity. The clinical capacity is frequently a bottle-neckin development of protein products. As all of you I’m sure are aware, these manufacturing assets are very capital intensive, and when we bring the two companies together it allows us to utilize capacity, defer capital and improve the asset utilization overall. I’m on slide 18 now. So big question is how does this benefit the shareholders? I think it is very straightforward and a simple story. We have growth now, we have a stronger and better pipeline together, we produce much higher cash flow together than we would have individually, and the return on assets and other metrics of financial performance improve, as well. This merger truly accelerates both companies strategically and creates shareholder value. Bill and I covered the strategic and operational rationale for the merger, and now I would like to hand it off to Peter who will discuss in more detail the financial benefits of this economic acceleration.

MR. PETER KELLOGG

Thank you, Jim. This is an exciting combination with great financial implications and I’m going to begin on slide 20 of this presentation. I would like to take a minute to discuss the transaction itself first. This is a stock for stock exchange and a tax-free transaction. It will be valued at $13.7 billion. The exchange ratio will be 1.150 shares of IDEC stock for each share of Biogen stock, hence at closing all Biogen shareholders will become IDEC shareholders. The resulting share ownership of IDEC will be roughly 50.5 percent for current IDEC shareholders and 49.5 percent for current Biogen shareholders. The new board will be formed with equal representation from each of our current boards as well as Bill Rastetter and Jim Mullen. And finally we will hold an approval vote of each company’s shareholders and intend to close this merger in either late Q3 or Q4 of 2003. As you can see here, this is really a merger of equals.

And there are clear benefits financially to each company, I’m now on page 21. When investors look at Biogen and IDEC they see two companies with quite different financial profiles. Biogen has sizable profits and a lower growth expectation than IDEC. IDEC has equal valuation and this is derived from a different mix of factors while very profitable as you can see here, net income is smaller than Biogen but investors generally agree on growth in the mid-20’s percent growth range. This leads to a stronger PE and equal valuation, drawing from the earnings growth potential as well as the current P&L strength. This transaction enhances the financial profile of both companies.

For Biogen shareholders it accelerates the growth profile of the company at both the revenue and EPS line and it creates significant cash flow upside. For IDEC shareholders it is very accretive, generates significant cash flow upside and accelerates their access to significant capabilities and manufacturing capacity. This merger creates economic acceleration for both parties. And the financial benefits are rapid. This merger is designed to allow these economic benefits without the challenge of overcoming any economic leakage. There is no acquisition premium.

This is simply a case of two great companies coming together to create shareholder value and focus on the mission of being a top tier biotech. No over-market prices to justify, excellent strategic fit and cash synergies from day one. As Bill and Jim have outlined the strategic acceleration is clear in infrastructure and therapeutic breadth, and importantly for investors who are focused on delivery of financial results as well as great future potential and I suspect that is everybody on the call. This combination hits what is really important, cash flow and growth potential.

In this regard, the merger is what I like to refer to as a DCF victory. We will prove that one plus one is more than two and it won’t take years to get the financial benefits to appear. Now as everyone is aware, while this merger may represent as close to a merger of equals as there ever was, purchase accounting principles will be applied. Accordingly there will be new intangible assets created , basically the value of AVONEX, AMEVIVE and Biogen’s royalties and these newly created assets will be amortized over their respective lives. In this transaction we estimate that the annual intangible amortization charge will be in the $200 to $250 million range, and we are fine-tuning that right now as we prepare to file our S-4 submission. Now most postmerger companies are tracked on a cash EPS basis and we expect this one to be no different. We intend to mostly focus on the cash EPS metric going forward.

From a shareholder perspective, as I mentioned earlier, this merger will convert all BIOGEN shareholders into being IDEC shareholders. From this perspective the transaction will be accretive by over 15 percent from year one onward on a cash EPS basis and the newly formed company will be accretive on a GAAP EPS basis within two to three years. I’m now moving to page 24. Bill and Jim have elaborated on the strategic fit of the merger and it is clear that this merger is first and foremost a great complementary fit of capabilities and strategies. However, there will be synergies and the synergies that should emerge will also be impressive. We will realize the synergy benefits from leverage of Biogen’s global infrastructure, leverage of IDEC large scale manufacturing facilities currently under construction and avoiding duplicative organizational buildout which will also drive excellent productivity of these functional units under the combined organization, all of which will improve the return on assets and equity for the firm.

Certainly these synergies will create P&L benefits. As I mentioned, the merger will be accretive and BIOGEN IDEC will have an impressive EPS growth. Equally important, however, the leverage that this combination creates will support a greater pipeline investment than the two companies could have afforded on a stand-alone basis. This will support our respective organic pipeline better and open up the potential for positioning BIOGEN IDEC as an industry partner of choice as Bill and Jim mentioned earlier. Now let’s discuss the synergies that we anticipate, now moving to slide 25. Bill discussed the framework of prioritized investment earlier, and that is shown on the left here.

We believe that the synergies that we will achieve in this combination supports this framework perfectly. We will be enjoying great leverage and synergies. Through infrastructure and organizational leverage we expect to achieve in the next four years over $300 million in operating expense savings, over $175 million in capital expenditures savings and over $50 million in treasury tax benefits, and all of these will drive strong financial results and support a strong pipeline. How do we get these synergies? Both of these companies are on a steep growth curve. Each has plans to continue buildout organization and infrastructure, plant systems, facilities and organizational capabilities. As mentioned earlier these are costly and time-consuming to build but they are critical to success.

As BIOGEN and IDEC first considered coming together we began to see that each had the next set of strategic assets that the other needed. So in many ways we are coming together and building on each other’s strengths. As a result, we expect to be enjoying synergies in both the P&L as well as the capital spending areas. I’m now on page 26. The operating expense savings will build steadily through 2007 whereas the capital spending savings will be more immediate. And one other benefit to note, we will also get direct scale benefits through the increased purchasing power of the combined entity.

Now I realize that this last point may seem a bit abstract but there is real value here. At Biogen alone last year we saved over 25 to 30 percent on all services and goods we evaluated from a strategic sourcing basis and applied our full scale to vendor relationships. In this combined entity we will be able to leverage even greater scale and expand the focus of this sourcing activity and the combined entity will enjoy significant scale. I refer now to slide 27. We will be the third-largest biotech, vaulting ahead of the field of midtier biotech firms. And as Jim mentioned earlier, we will have the third-largest R&D budget in the industry. As shown here on slide 28, the revenue and net income of our new firm will be equally impressive. We will be number three in the industry across the board. All of this points to one fact as summarized here on slide 29. We are building a best of breed biotech with the features of being very profitable, delivering synergies rapidly without any upfront premium to justify, working off of a fully built infrastructure that clears the way for better cash flow performance and achieving our target of 20 percent cash EPS growth. In sum, we intend to be one of the most exciting stories in the biotech sector. Now I would like to turn this discussion back to Bill Rastetter.

DR. WILLIAM RASTETTER

Thank you very much. So this is a story of fusion of strengths, scale and breadth and economic acceleration. That is a great story about the financial picture for Biogen IDEC, Peter. Let me focus a little bit on integration. An immediate and essential goal is the integration or unification of BIOGEN IDEC from the perspective of all of our constituency shareholders, patients, caregivers and employees. A ten person senior management integration planning team will work full-time over the next six to nine months to complete and oversee an integration plan. Throughout that period integration tasks will be pushed into the line groups for implementation, the integration planning team will monitor and canalize unification but will give ownership of the process to everyone within BIOGEN IDEC. Integration or unification will certainly be driven by our overlapping core values and by continued bicoastal collaboration which will be fostered and rewarded.

We are both inherently collaborative. This provides an essential foundation for the merger of equals. We expect the closing of the transaction pending the appropriate shareholder and governmental reviews and approvals, by late third-quarter, early fourth quarter of this year. You will see the financial synergies that Peter has spoken about beginning this year and continuing as we benefit from our newly created critical mass. That critical mass will allow us to redirect investments from the supporting and enhancing levels into the strategic value creating level of R&D and partnership investments. Turning to slide 32. Thank you then for joining us today for this preview of BIOGEN IDEC. Through this merger of equals we will offer you leadership in oncology and immunology, two biologic blockbusters, five approved products by 2005 and ten plus products in the clinic. We will offer you reach into international markets with existing SG&A, an unsurpassed management team, world-class biologics process sciences and manufacturing, 1.9 billion in ‘03 pro forma revenue, 1.5 billion in net cash and synergies of 300 million in operating expense by the end of ‘07. And finally, we will offer you growth driven by leadership in R&D with an excess of $550 million per year of investment in bicoastal centers of scientific excellence in Cambridge and San Diego.

Thanks for joining us today. We would enjoy receiving your questions. Christie, please help me with the Q&A.

THE OPERATOR

(CALLER INSTRUCTIONS). Matt Geller with CIBC World Markets.

THE CALLER

Thank you very much for taking my question. Can you talk about from your alternate perspective of the other company, what you see as most promising in each other’s pipelines? In particular could you talk about the launch of Zevalin, how Biogen sees that, and also ANTEGREN, how IDEC and Biogen see the future of ANTEGREN? And then beyond that what other products are you most excited about?

MR. JAMES MULLEN

Let me talk about it from the Biogen perspective and certainly as I look up and down the pipeline one of the things that is striking, the amount of overlap we have in autoimmune diseases as well as oncology, in fact the experience that we went through as we took our oncology portfolio out to the West Coast and discussed the collaboration which we announced earlier this year in oncology, is that there was a great synergy of ideas. So IDEC’s history is really developing oncology drugs starting in immunology and immunology (technical difficulty) autoimmune disease working toward oncology. And I think we’ve seen that each company brings different viewpoints and ability to really extend those products.

So as I go down through 114 and some of the other products, those are exciting. Zevalin I think is an exciting product given that it is a new category. And certainly we believe that this category where you can essentially deliver the cargo is exciting and potentially extends the products. It may well take a number of years for that market to really develop as they are pioneering it but I think it’s nevertheless an exciting approach.

DR. WILLIAM RASTETTER

Yes, Matt, we are very certainly intrigued by AMEVIVE and by ANTEGREN and in particular BIOGEN IDEC will be making plans to put ANTEGREN into the Oceanside manufacturing facility that we are building in California. I believe that both of those products are going to make — create new standards of care in their respective indications. I think the — perhaps from a strategic point of view the most important piece that we see beyond individual products is the new top-line for BIOGEN IDEC. Something that we have struggled with over the years at IDEC is how to drive more and more R&D investment to remain competitive in this very, very competitive sector.

Given our combined revenue base, you think about putting 25 to 30 percent of that back into R&D we can drive very, very aggressively discovery R&D in a way that captures the R&D vision, the discovery vision and talents of both organizations in Cambridge and San Diego, and we are committed actually to having half of our products in development by 2010 accessed through partnering with companies that need biologics expertise, whether it be from molecular biology, for process development, for manufacturing or the commercial infrastructure. And again, discovery research and partnering are driven by the top-line as you take 25 to 30 percent of that and reinvest it. So this is a marvelous way to capture not only the Biogen global infrastructure and the help that they can give us in bringing our new manufacturing plants onstream, but also to help us drive the R&D investment to quadruple it overnight. I think that’s the really important part here.

THE CALLER

Thank you very much.

THE OPERATOR

May-Kin Ho with Goldman Sachs.

THE CALLER

I have several questions. Number one on the EPS growth, what is the face number that you’re using to calculate that? Secondly, can you discuss a little bit about a relationship with Genentech on two fronts? One is the Rituxan agreement that you have, what is that agreement in terms of this merger? And then also the recent collaboration that you have on the humanized anti-CD 20 antibody?

MR.     PETER KELLOGG

May-Kin, we are targeting basically a base year of 2003 on a cash EPS. Obviously as all of you are aware as we go through this closing we’re going to have a lot of M&A accounting activities that will impact the GAAP EPS, so really we will have in-process R&D write down and things like that, all of the details the go into that M&A accounting. So we’re going to be working from a cash EPS basis that excludes that and from 2003 onward, but really we expect to have kind of a kager (ph) over that period of time but pretty evenly spread out. So obviously we are getting down to the detailed plan, planning as we go through this, but we feel very comfortable with the kinds of synergies and the growth prospects that we each have achieving that number. (multiple speakers)

THE CALLER

But on the base case is this assuming close of transaction is one month or are you just using —

MR.     PETER KELLOGG

No, closing — we think the transaction will be closing either the very end of Q3 or Q4. So really 2003 is going to be a tough year to have. You know, there is going to be a lot going on obviously. However, if you went to a cash EPS basis it would be pretty good point of reference. Clearly I think 2004 becomes our first kind of year operating together when we really are putting things together and operating because if we are closing in Q4 we are just going to be planning until then obviously. So in many ways ’03 kind of creates a reference point, ’04 becomes your first year of operating together and we grow from there.

THE CALLER

Again, let me just clarify. So the base is the pro forma of the companies together assuming let’s say a quarter of the merger? Is that what you are assuming?

MR.     PETER KELLOGG

That would be fine. The way we look at it is we have not yet loaded in a whole lot of charges into 2003, so we were using 2003 on a cash EPS basis. However, if we have a lot of charges through the M&A process that may impact — certainly will impact GAAP EPS, it may impact cash EPS, in which case then we will be starting from 2004 onward.

THE CALLER

Okay.

MR.     PETER KELLOGG

In terms of the Rituxan agreement, I’m going to turn it over to Bill.

DR.     WILLIAM RASTETTER

May-Kin you really asked two questions. The first one relates to the agreement we signed with Genentech in 1995 that covers Rituxan and you mentioned the change of control provision that exists in that agreement that many of you know about. Let me be very, very clear on this point. There is no change of control for IDEC in this transaction. So the change of control provisions in the original Rituxan agreement are irrelevant. They do not apply in this transaction because there is no change of control. The second question relates to the second generation collaboration. We announced on Friday an expansion of our relationship with Genentech. If anything this merger of equals will make us a bigger and stronger and better partner for Genentech, will allow us to invest more heavily with Genentech in the second generation products that will be directed at improving even further the functionality of Rituxan in oncology and improving its prospects in chronic conditions such as autoimmune diseases.

There is one factor in the second generation agreement that I would like all of you to put into your models for second quarter of this year. We will be reimbursing Genentech for their earlier R&D costs in this field now that we are collaborating with them in the second generation, and there will be an upfront or onetime charge in the second quarter of $20 million flowing from IDEC to Genentech, an upfront charge again as we enter this new collaboration with Genentech. Make sure you put that in your models for second quarter of ’03. Christie help me with other questions, please.

THE OPERATOR

Eric Schmidt with SC Cowen.

THE CALLER

Good morning. Maybe you could just talk about, Jim, how you’re thinking about ANTEGREN these days, whether you know any of the data and how a merger like this can value a drug with that type of potential so close to Phase III results?

MR.     JAMES MULLEN

Let me take a crack at that, Eric. First I think everybody knows we’ve been talking about having Phase III results in the Crohn’s — or the Crohn’s induction trial over the summertime and that still remains to plan, the double-blinded trials and I do not have the results of those trials at this point. Certainly we remain very enthusiastic about ANTEGREN and its potential going forward, and in the course of these — of this transaction, I’ve had discussions with Kelly Martin (ph) about what this transaction really means and means for ANTEGREN and he and I have certainly agreed and come to the conclusion that we are a better partner and we bring more to the table with IDEC than we do by ourselves. Now how do we value this just coming into the merger?

Well, I think our view is as we look back over the last six, nine months these two stocks have traded pretty equivalently in the market with a little bit of ups and downs but has been pretty steady. And we view that really as the market and because what we are doing here is merging together with no economic leakage, what turns out to be the potential for ANTEGREN which we are very excited about will turn up and we will both benefit from that.

THE CALLER

As a similar line of questioning on AMEVIVE, I think in the past you said you wouldn’t want to sell out to big pharma until you knew exactly what potential that drug held. Does this merger (technical difficulty) signal that you have a better or worse confidence in AMEVIVE or again are you just going to leave it up to the market to decide what this drug’s fate is despite it being kind of early in the launch?

MR.     JAMES MULLEN

Eric, I don’t recall ever saying that I needed to see something from AMEVIVE before I decide whether to sell to big pharma. So I would like to dispel that one. But anyway, the AMEVIVE launch is still in the early days – it’s progressing well. We are still excited and enthusiastic about the product. I don’t think this says anything. I don’t think Bill or I came to the table here many months ago with the idea that this is all about issues in the next one or two years. What we’re trying to do is put together this combination of companies which really makes a very, very compelling story, a very competitive company. It gets us into number three in the industry and gives us a completely different platform to build forward from starting with two blockbuster products, a couple that are developing their markets now, Zevalin and AMEVIVE, ANTEGREN right on the horizon.

So I think it’s a great starting point for a combined story, and what I would encourage people is instead of thinking about it so much from what Biogen is doing and what IDEC is doing, if you put these two things together and it was a new company created and dropped in from Mars you would be pretty excited by this story, whether it’s the capabilities, the pipeline or the financial strength, the earnings potential, any of the factors, there is nothing not to love.

DR.     WILLIAM RASTETTER

Eric, I would echo that. This merger of equals isn’t about any given product or pair of products. It’s really about the powerhouse that we can create over the next five to ten years. This is a wayto grow in a single leap and avoid the growing pains and fits and starts of organic growth which is an arduous process. This gives us a tremendous strategic advantage overnight.

THE CALLER

Thanks a lot for taking my questions.

THE OPERATOR

Craig Parker with Lehman Brothers.

THE CALLER

Can you tell us what the current headcount of the combined companies is and whether you have established any headcount reduction targets as yet? And then I have a follow-up question.

DR.     WILLIAM RASTETTER

Jim, do you want to take that?

MR.     JAMES MULLEN

The current total headcount of the two organizations combined is just shy of 4,000, and as we contemplated this both of these companies a few months ago really put in place hiring freezes. And as you can appreciate when we are growing, in IDEC’s case something like 20 percent a year and in our case north of ten, we have been adding people at a fair pace. So a lot of the discussion has been around what is the trajectory we should put this headcount growth on for the combined companies? There will be some obvious areas where there is direct overlap, those don’t take a lot of imagination. I think the biggest area where we see opportunity which will start to show up really in ’04 is on the clinical manufacturing front in particular where we can with certainty now move out of the IDEC’s Toriana (ph) facility. We can really reduce the total amount of clinical manufacturing capacity and we can now defer one of our plans for another expansion of large-scale facilities for some time, and those are both operating as well as capital synergies.

THE CALLER

My follow-up question actually relates to manufacturing, so thanks for the segway. What will, when Oceanside is complete, what will your commercial manufacturing capacity be in liters and how much of that is dedicated to marketed products right now?

MR.     JAMES MULLEN

When the Oceanside faciltiy is completed it is essentially the twin of our large-scale facility in RTP. We will have 180,000 liters of capacity. That will — between those two facilities I would say when it is completed in ’06 will probably be in the area of 50 to 60 percent occupied and if as we expect ANTEGREN turns to be a big product it will rapidly fill up that facility. I think it does give us the opportunity to bring forward other large products— because we also have the Danish plant which is basically designed but not yet under construction and we could initiate that or an expansion of either one of the facilities, Oceanside or RTP in a very short period of time. So I think we feel very good about where we are from a capacity point of view both from having enough and having the flexibility as well as between the two of us really increasing the utilization of the assets.

THE CALLER

Thanks for the specifics. One quick final one. When do you expect to file your S-4?

MR.     PETER KELLOGG

This is Peter, Craig. We’re working right now on a schedule to have that filed in early July. We have done a lot of the work already relative to the pro forma, and we are just finalizing that right now. We’ve done a lot of the M&A, the valuation work, so we are just going through the process obviously of doing the final balance sheet calculations and everything else that has to be done. Obviously some of those calculations involve the actual — the actual announcement date, so that we go back and value stock options and things like that. So we have to go two days back today and then two days forward. So over the next week or so we will be finalizing that, going through the final legal reviews and then I think early July is our target.

THE CALLER

Thanks for all the details.

THE OPERATOR

Mike King with Banc of America Securities.

THE CALLER

Thank you for taking my question. I had a couple of questions about the merger particulars. Can either of you state at this point before the S-4 is out whether — I know you said what the rationale was for the merger, but can either of you say if either Biogen or IDEC was approached by another party prior to these discussions?

DR.     WILLIAM RASTETTER

No, this is something that Jim and I have been talking about for some time. It makes an awful lot of sense. This is not being done defensively. This is being done strategically. This is about creating tremendous value through this merger of equals.

THE CALLER

Okay, thanks. And are there any merger contingencies either poison pill or breakup fees and what might those be?

MR.     PETER KELLOGG

Yes, you had a couple points in there. This is Peter. There’s a transaction termination fee, which is sort of a standard in the industry level, and that would be in the S-4 obviously. There are no other specific other poison pills per se other than what already existed in each of the two companies. There’s nothing specific in this transaction other than simply the termination fee.

THE CALLER

Okay.

MR.     JAMES MULLEN

Just to complete the circle here, the question that you asked Bill, I have exactly the same answer which is we have had no discussions with anyone else, and Bill and I have been considering this and discussing this for a number of months now.

THE CALLER

Finally it sounds — from the discussion that both companies will remain in their respective facilities in San Diego and Cambridge. If that’s the case will IDEC still go forward with the new headquarters facility that it built in San Diego on that property?

DR.     WILLIAM RASTETTER

Yes, we will move forward with getting out of leased facilities on the Torrey Mesa (ph) and bringing everybody together at the new Nobel facility which will become our R&D center. So the West Coast presence of BIOGEN IDEC will be the Oceanside manufacturing campus and the Nobel R&D campus. The — some of the space that would have gone into expanding SG&A on the West Coast will go into expanding discovery research on the West Coast. And we see one of the principal areas for headcount growth going forward, will be to add to the critical mass of discovery research on the West Coast and it will be housed at the Nobel site. The rationale for getting out of leased facilities and into the Nobel site is twofold, one it brings people closer together so that you can talk in the hallways and have lunch together. That is where innovation comes from. We are a bit spread out right now. But number two, will actually be a bit beneficial to EPS to get out of leased facilities and get into an owned facility.

THE CALLER

Thank you.

THE OPERATOR

Adam Walsh with Jefferies & Co.

THE CALLER

Good morning, thanks for taking my question. My question is regarding your R&D partnership strategy. I believe you said you intend to double the pipeline through partnerships by 2010. Can you help us understand how this merger allows BIOGEN IDEC to attract partnerships that you could previously not attract as stand-alone entities?

DR.     WILLIAM RASTETTER

Certainly let me speak for IDEC and I’ll turn it over to Jim for the other piece of the answer. The thing that has been difficult for IDEC given that our top-line has not been as large as we would have wanted it to be had we for example had Rituxan all to ourselves, is the size of R&D investment. So partnerships where you go out and are competitive with larger biotechs for upfronts and for R&D funding and so forth, have not been as easy for us to do. With the combined top-line now and taking 25, 30 percent of that and putting it into R&D, BIOGEN IDEC really becomes an incredible powerhouse.

So just the magnitude of R&D investment that we can make internally and externally through partnerships quadruples or even more over the next several years— so that is very very powerful and allows us to do that. In addition, given the reach of Biogen into Europe, we’re going to have access to have some stuff over there that would not have been as easily visible to us, and certainly we will be able to through the commercial arm over there, also partner some things in Europe where we had no reach and presence at all previously. So I think those are the primary points for us. The theme that goes between the two of us is biologics expertise, scale, capacity, capability and the adjoining or complementary commercial infrastructure for rolling out products. Jim, let me turn it over to you.

MR.     JAMES MULLEN

When you have a discussion with partners or potential partners, we’re looking for a number of things. One is do you have development expertise in the relevant areas? And as you bring these two companies together we just have more areas that we can talk about that we have demonstrated clinical and discovery expertise. Secondly, they are worried about well if I had a success how do we take it to the market? I think we both again here as you combine the two entities and you look at the scale of the company imagining putting it into one of the existing commercial infrastructures or having to build another one for a new product is pretty easy to imagine, we just have the scale and the ability to do that.

The manufacturing capacity and capability for biologics I think is very, very important to some of the companies. And lastly, this is a very important issue, and it’s always the decider when you get done if you are close on the economics, it’s what’s the track record for collaboration of these two companies. You can see that IDEC has grown up with collaborations. We’ve certainly had a lot more experience in collaborations over the last number of years. The collaboration on ANTEGREN for example with Elan has been extremely productive.

And so people will look to what’s it like to work with these guys, will my products have a priority with them? Can they do — do they have the resources to do, to maximize the value of this product? I think we can answer yes to most of those or all of those.

DR.     WILLIAM RASTETTER

Jim, I think I would add one thing. Before this was announced I think a small company with an opportunity in neurology or dermatology would not have thought of IDEC and perhaps the small company with an opportunity in oncology might not have thought of Biogen. So all of a sudden our reach into different disease states, different indications, is increased quite appreciably.

MR.     PETER KELLOGG

I can throw in one additional point. I feel like we are piling on here but this is what gets us excited. Bill and Jim have talked about the enormous capabilities of these two companies and also the breadth of the companies, both geographically into international markets as well as into therapeutic areas. I just would like to highlight a third point which is everyone’s talking about R&D efficiency these days. And we are very focused on really getting great things out of our organizations. But in fact when you build out a biotech company and you’ve got blockbuster drugs you do end up having quite a bit of infrastructure in the R&D line and that is necessary. Those are the critical things that are needed for success. It can be commercial manufacturing, technical op systems to support all those factories and so on.

And what this transaction allows us to do is really build leverage as I talked about on my part on those. So we will be operating those very efficiently. In fact probably over 40 percent of the R&D budget is in areas like technical op and administrative overhead and so forth. So the ability to run R&D efficiently, leverage the assets you have, opens up additional space for more things to happen both in your organic pipeline, as well as the opportunity to bring them in and support them in a partnership arrangements. So we think this is one of the real win wins that we are looking at.

THE CALLER

That’s helpful. Thank you.

THE OPERATOR

Caroline Copithorne with Morgan Stanley.

THE CALLER

A couple of points of clarification. On the cost savings and capital expenditure savings, the 175 million CAPEX, I think there was some reference to avoiding expenditure on clinical manufacturing facilities. Is there anything else going to the 175 or what else contributes to that? And also on the operating expense savings, if you can maybe give a little more detail on how that breaks out between SG&A and some of the other manufacturing savings.

MR.     PETER KELLOGG

First of all on the capital expenditure, it will be coming from a couple of different areas, not just clinical manufacturing. In fact, we also will be building a large-scale manufacturing facility at some point in the future. We will be able to defer that out. One of the big savings is the ability that we are actually getting the next phase of capital or the large-scale manufacturing capacity through the Oceanside facility that we need anyway as we commercialize AMEVIVE and that business grows, and then as we prepare for ANTEGREN. So that’s a big benefit to us.

It also gives us a backup facility and the ability to have much more flexibility in scheduling large-scale manufacturing. So it’s a great win, and it does reduce the capital spending over the next couple of years. So it’s a combination of some smaller things and also some large, large-scale manufacturing capital that would have been planned. On the operating expense area, this really comes from two companies that are growing pretty rapidly and doing all the things that fully-integrated biotech companies need to do, and the ability to leverage our global infrastructure, actually defer the capital spending which then comes back to you as well in terms of depreciation savings, and those are key when we build these big facilities, as well as avoiding duplicative organizational buildout, whether that be in manufacturing quality or the different SG&A functions.

There’s a lot in there that we really can leverage, so if you go out over the next few years, we’re going to be able to build off of each other as opposed to go out and build incrementally and duplicatively. So it’s across the board in many areas, but certainly in the areas of R&D, SG&A, it’s in most areas we will be able to probably avoid duplicative build going forward.

THE CALLER

And with this being cost avoidance, does that mean — how does it spread through the now through 2007 period?

MR.     PETER KELLOGG

I did actually — if you can access those slides, I actually gave you a bar graph that gives you a sense of how that builds out. The capital spending savings actually comes very quickly because we are right now both in the middle of building large-scale manufacturing facilities. So we will be able to start deferring some of that activity very rapidly. On the operating expense basis as you might expect, that builds more sort of gradually and consistently over the next few years and obviously as we grow we will be putting more money, as that one chart shows, putting more money into strategic resources and less money into the enabling and supporting areas. But even with some of that readjustment we will definitely be seeing synergies flowing through the bottom line to drive that 20 percent cash EPS growth.

THE CALLER

One last clarification. From an earlier question, when you talked about the 20 percent growth and 15 percent accretive, is that 15 percent accretive is on a full year pro forma basis for ’03 and then you take 20 percent growth on that or how is that calculated?

MR.     PETER KELLOGG

The only challenge to that is as you go through this transaction you have a lot of M&A charges just from an accounting standpoint, but we may also have some balance sheet changes of the two companies together. The one thing I want to caution you is as we go through ’03 you will see the GAAP EPS really change as we do the in-process R&D and as we introduce and cancel amortization. Obviously therefore (indiscernible) cash EPS. Even in the cash EPS area though we may take some balance sheet charges and so forth as we put these two companies together right away. So there may be some distortion in the 2003 numbers but that is obviously ahead of us.

It won’t be massive like the M&A accounting but there may be some of that. The way we look at it is before those kinds of adjustments upfront the way the businesses are heading right now together or independently rather, we put them together, we’d be growing 20 percent cash EPS off of that. If we do have some of those charges and obviously we don’t have all those details worked out, that is what we will be doing over the summer, sorting that out, then obviously we would not take those at a new lower base or anything like that, we would say okay we either normalize ’03 or let’s go to ’04.

Our goal is really from the get-go to start seeing this business growing very, very nicely, and the only hesitancy I have in answering that question is as we put the companies together and as we finalize the balance sheet and go through some of that accounting integration piece, if you will, there may be some charges that we will have to take in the short term that are of a kind of one-time nature. That is the only reason. Otherwise we are looking at this business becoming a 20 percent growth machine.

THE CALLER

Thank you very much.

THE OPERATOR

Joel Sendek (ph) with Lazard.

THE CALLER

Just a follow-up on the last question. Looking at the slide, it looks like the ’04 operating expense synergy is around 20 million or so, and I’m wondering if that’s mostly SG&A and I would have thought it would be a little bit higher than that, the ramp looks kind of slow.

MR.     PETER KELLOGG

Again, we haven’t put numbers on those bars on purpose because it’s early — we are just announcing the deal at this point. So we are — we will, as Bill highlighted, we’re going to have an integration planning team to work through the details of this and obviously we will be able to lay out much more specific guidance as we go forward. But indeed I think initially right away, you get very impressive capital savings, and the operating expense savings build over time. But I think — I don’t want to try to convey such a detailed level of planning yet because we just announced the deal.

However that said, we have spent quite a bit of time thinking through how we want to run this company as a joint team. Some of that is the planning of how we’re going to operate and so forth, and we do see savings coming in ’04. They will be small in the beginning but they do start to pick up really nicely as we get into ’05, ’06 and ’07.

THE CALLER

Given your highlight of your combined R&D capability, is it safe to make the assumption that most of the synergies will be in SG&A, or is it premature to say that?

MR.     PETER KELLOGG

No I don’t think so because I think as you recall we talked about a lot of the synergies coming from duplicative organizations and some of those organizations are in SG&A, but some of them and a lot of them actually are in the R&D area where you have, on that chart we talk about technical operations, manufacturing qualities, process sciences and so forth and we will be able to leverage off of each other’s capabilities and organizations that exist today rather than have to continue to build out independently in a duplicative manner. So some of those do come from some of the R&D areas, but they also will be in SG&A.

THE CALLER

Finally, do you have any guidance on the tax for the combined company?

MR.     PETER KELLOGG

No, I’m not going to give any combined guidance at this point on tax rate except that in general I think I would just take a fairly straightforward view of that and some sort of a blending there and that’s all I would suggest. But we aren’t giving any specific guidance yet.

THE CALLER

Thank you very much.

THE OPERATOR

Kris Jenner with T. Rowe Price.

THE CALLER

A couple questions for both Bill, Jim and then Peter. First Bill the question for you is, I know on several occasions you have been asked about philosophies around mergers, and I think one of the things you’ve always said in the past was an issue of foremost in your mind was a consideration of geographies and the difficulties of integrating companies that are at very disparate geographies. That was my first question for you. The second was how, as you think about what is most beneficial for your shareholders, I was just thinking about how you were sizing up the pros and cons of actually, of selling the company to Genentech? And then I had a question for Peter and Jim, if I may.

DR.     WILLIAM RASTETTER

Chris, on the geography question I think to generalize, and certainly absent any specific opportunity I would have spoken in generalities in the past. In general, geographies tend to create — silos tend to create disparate groups that don’t necessarily collaborate or communicate effectively. Through the oncology collaboration that we kicked off last fall, I think Jim and I have been very, very pleased with the nature, the extent of the collaboration, the communication, the respect that has been built among our R&D staffs, and frankly it surprised me quite a bit, and if you get down to it I think it is because our values are so concordant.

Our approach to discovery what our missions are, our vision for the future, everything overlaps very, very nicely. So I think it is going to work and work remarkably well. I think what is really critical is that Jim and I emphasized the importance of everybody working together, and in fact reward communication and collaboration across the continent and in fact internationally as we build an international biotech company here. On the Genentech question, what exactly what the question, Chris?

THE CALLER

I guess as you are thinking about benefit to the shareholders, the question to you, Bill, was how did you contemplate what would have been the benefit to shareholders had you sold the company to Genentech at a premium?

DR.     WILLIAM RASTETTER

I don’t know that any such discussions are contemplated or underway, Chris.

THE CALLER

Well, Bill I appreciate that that hasn’t been the case but as you’re entering into a very major transaction the changes, the scope and nature of the company, I am just asking you how you would have thought of the various options that were in front of you, how you thought about that option relative to the one that you’ve chosen?

DR.     WILLIAM RASTETTER

Chris, the option that is on the table for us here is an option of equally sized complementary companies where we can create tremendous synergy, tremendous strategic advantage by bringing the companies together. I am absolutely persuaded that if you look at market caps today, market five — ten years out, this is the appropriate thing to do. This is the way to build value for shareholders. And I’m not really willing to speculate or contemplate other options that aren’t on the table.

This is something we have worked on hard for the last several months. It is something that is compelling to both sides. It allows us to leverage each other’s strengths and to move forward as a combined entity that is much, much stronger than where we were. It is the option that is on the table. It is the route that we have taken, and it isn’t an A or B. There is no B at this point.

THE CALLER

May I follow-up with a question to Jim and Peter? Jim, just as you were kind of characterizing the various valuations and talking about relative net income and multiples, I’m just thinking about as you were thinking about the benefit to your shareholders given the relative low valuation, yet I know that from Biogen’s perspective your growth expectations were probably significantly higher than that which the market was valuing the company. Again, the question is thinking about a stand-alone Biogen for the next two or three years, how did you think about that relative to the path you are pursuing?

MR.     JAMES MULLEN

Obviously we’ve spent a lot of time analyzing what the future looks like here. And I think it is really a question of people taking a look at timeframes. And here is the timeframe and a unique opportunity to really put two things together that leaps things forward. And while I’m quite optimistic about the growth prospects for Biogen by itself, all those cards are yet to be turned over or some of those cards are yet to be turned over, and we are doing this at no premium. There isn’t a lot of economics here shifting back and forth.

So we fundamentally made the decision and the call that when you put these two assets together you have a very powerful company and some of the things that have been challenges for both of the companies and some of the things that you would write up in your own reports, like where are going to be the new growth engines, worried about all of their revenue being single product, what about the future pipeline? Boy, they are going to have to spend quite a bit of capital build out. A lot of those things just go away as you put these two things together.

I laid out for the shareholders at our annual meeting three essential priorities, strategic priorities, revenue diversification. In other words continue to build out AMEVIVE, then ANTEGREN, build the pipeline, build it aggressively and get leverage down through the infrastructure. So we have been in investment mode over the last few years. It is time to get the leverage. That’s what we said we would do is to grow the bottom line faster than the top-line. Now put these two things together and ask yourself did we accomplish that and I think it’s yes, yes and yes. So I think it’s a very strong combination.

THE CALLER

Thank you. The last question for you, Peter, I’m sorry if I have missed this because I know you have received several questions about trying to get more detail about the base here, 2003, and kind of the assumptions around that. But given — I realize it is still quite early but do you have a range of cash EPS from which we should grow the 20 percent thereafter, just realizing with all the vagaries of when this closes and the charges and what will be included and what will not. Is there any kind of range that you could provide with us to provide us a base 2003 cash EPS?

MR. PETER KELLOGG

Let me — if I’m restating same thing again then come back at me, okay? But I think this is the way I would look at it. I would look at what the two companies, based on revenues and how you look at us today, if you put us together and develop a cash EPS with no charges, then that would be kind of the logic of where we’re starting from as two companies. The only caveat that I was trying to make is that as we put this together there will be some M&A accounting charges that you are all familiar with and that goes to GAAP EPS, but there may be also some other charges we have just putting the companies together. What I would encourage you — what I’m actually saying is, look if we do have some charges in ’03 related to putting the companies together they could be just taking something off the balance sheet, it could be conformance of accounting policies, it could be a lot of different small things.

I wouldn’t want — have you take the base ’03 number down because those are really onetime type charges, if you will. I’m saying just take the two companies, put them together on sort of a logical cash EPS basis. I would encourage you to think that’s where we are going to start. The numbers may wobble a little bit and that’s because we have these different things putting two companies together. That would be a fair starting point. The point I was making is if in fact that gets difficult then you go into ’04 and start moving off of there, as well. But no, I think if you just put the two companies, put them together in a very logical way based on what your expectations are today, I would just take that, move forward for future years. Does that make sense?

THE CALLER

As an example, what Bill just mentioned about the onetime charge for the payment to Genentech for the preclinical work they’ve done on the humanized CD 20 program, would that be something that would be included in the base case or should we exclude something like that?

MR. PETER KELLOGG

Something like that is a very large onetime charge. We don’t — as a combined company we are not going to be rolling those into the state of our run rate kind of thing. That is a once in a, I don’t know how often, but not every quarter that’s for sure, type of an event. And so I would not be rolling that in. Likewise, if we have any large onetime charges whether they be big legal settlements or big sale of equities. If we were holding stock in some company and we got a large gain because we sold the stock, I wouldn’t include those either in the base operating performance of the company. Does that make sense?

THE CALLER

Yes, thank you.

THE OPERATOR

Meirav Chovav with UBS.

THE CALLER

My question is this. You mentioned the street expectations. When I look at street consensus for next year street consensus for next year was $1.94 for Biogen and $1.31). If I just sort of average them out, I get $1.86, so talking about 15 percent accretion. Could we potentially be talking about a 15 percent on top of this, or is looking at street expectations previous to the mergeris the wrong way of looking at this?

MR. PETER KELLOGG

Hi Meirav. It’s Peter. Let me take that if I can. The way I would look at it is, the way we talk about accretion dilution IDEC is the acquirer. So what they are going to do is they are going to be basically picking up the — they’re going to be issuing equity and all shareholders become IDEC shareholders. So what you would do is you would take the IDEC outlook for EPS in the future, and you would compare that to the combined future company on a cash EPS basis. Does that make sense? IDEC stand alone, then they do this acquisition that we come together as a company and then you compare okay what is the EPS of the combined companies moving forward? On that basis, on a cash EPS basis, we would see that being 15 percent accretive going forward.

THE CALLER

So I should basically take the IDEC $1.31 and put the 15 percent on top of it despite the fact that there are going to be more shares in the transaction from the Biogen side, that Biogen, previous Biogen shareholders will hold more of the company if I do —

MR. PETER KELLOGG

That’s right. So what I would do is — the calculation would be taking IDEC EPS on a stand-alone basis and then putting the two companies together with all of the shareholders involved and calculating EPS on that basis fully diluted in both cases and comparing those two numbers.

THE CALLER

So that sort of gets us to about $1.50.

MR. PETER KELLOGG

I’m not — I can’t at this point, we are just announcing this deal. I can’t really start giving guidance.

THE CALLER

I understand. I just wanted to get some clarity on the baseline. So the accretion is relative to the old IDEC expectation, not relative to the old Biogen expectation?

MR. PETER KELLOGG

Right, exactly. Because we are basically — everyone is goint to be an IDEC shareholder in the acquisition. That’s right. Okay?

THE CALLER

Okay.

DR. WILLIAM RASTETTER

Peter and Jim, I think we have time for probably two more questions. I know we have a long list of commitments this morning that we have to make and would like to end the call by about 9:15. Christie, help me with two more would you please?

THE OPERATOR

Dennis Harp with Deutsche Bank.

THE CALLER

Thanks for taking my question. For the folks from the Biogen team on conjunction with this morning’s announcement you also provided a preannouncement of second-quarter results, citing lower-than-expected royalty income for the quarter but reiterating the full year EPS guidance. And I just wanted to get some measure from both teams because obviously the IDEC folks have done their due diligence, how comfortable are you that the second-quarter is indeed the worst quarter from the standpoint of the royalty income? And then how comfortable are you that in the face of the competitive environment for AVONEX that it can continue to hold its own and make up for softer royalty income?

MR. JAMES MULLEN

Denis, this is Jim. Let me kick that one off. I think you probably saw a couple weeks ago at our annual shareholders meeting, in conjunction with that I put out a press release — we would have a press release, and it was to address and reaffirm the full year guidance as well as talk a little bit about this royalty shortfall with Schering-Plough. So what happened with Schering-Plough and Intron A, is we have anticipated that in Q1 that they had a fair bit of inventory to draw down in the pipelines. As Q2 has unfolded they made some of their own comments but they have not yet confirmed definitively. I think it appears that that drawdown is much more significant than we have anticipated.

And so that will really be a lumpy down in Q2. And that is really it. That is the answer to the Q2 is this Intron A. When you talk about AVONEX and said AVONEX’s performance — and this is the other half of what I indicated at the shareholder meeting because I was saying even though we will have some shortfall we are now guiding people to the lower end of the royalty range we are still saying that the overall revenue is right on target for what we have assumed, as the AVONEX business has been performing very strongly. That is holding up well and I continue to expect it to hold up well. It has now been 15 months since the newest competitor come to the market and we’ve done just fine.

THE CALLER

If I can ask a follow-up question to the IDEC team. One of the drivers of Biogen’s future value is clearly AMEVIVE, and we’ve had some projections for how big that product might become. I guess the question is how comfortable are you with the estimates out there for AMEVIVE and then the internal estimates? And do you see any of upside from where we are?

DR. WILLIAM RASTETTER

Dennis I think it is most appropriate for Biogen to comment on their products. We are very intrigued by AMEVIVE as a biologic in this market, believe that as a single agent and in combination it is going to make tremendous in-roads in dermatology. I think that any new standard of care takes time from a reimbursement and from a practitioner’s point of view as the cycle time from decision to use to reimbursement and actual use and sale, gets smaller and smaller. I will remind you with AMEVIVE that it is a 12 week course of therapy and so patients that start one quarter in the middle of the quarter carry over into the other one.

You get a layering effect as you build your models because the new patients that are added in quarter two are added to continuing patients from quarter one, you get a geometric effect as you get layer upon layers of patients added in. That combined with the shortening period from decision to use to purchase as the reimbursement skids are greased, I think can mean that this product ramps up very, very nicely. We will remind all of you of the very, very slow ramp for Rituxan back in the early years and how long it took for that to take off as reimbursement and practices, as practitioners were using learning how to use it as a single agent and in combination.

Don’t expect that you would see much different for AMEVIVE or for Zevalin for that matter. You know, part of the creation of new standards of care is that you end up creating true value because the uniqueness of the products. The other side of that coin is that it takes a while because you’re really changing treatment practices for these things to catch hold both from the reimbursement and from the actual medical use point of view. But no, we are very optimistic about AMEVIVE, about Zevalin, about the ANTEGREN, and I guess enough said.

THE CALLER

Thanks, Bill.

DR. WILLIAM RASTETTER

Christie, I think we have time for one more question and then we should sign off.

THE OPERATOR

Elise Wang with Smith Barney.

THE CALLER

Thanks for taking my question. Just to have a better sense going forward of what the combined entity is, clearly as you — it all put out for Biogen, the preannouncement, the range that you reconfirmed for the year nonetheless is pretty broad. So from that standpoint could you give us a sense of what the sensitivities are? Clearly we know you were launching AMEVIVE. Could you give us a better sense exactly where AMEVIVE stands right now in terms of number of patients who are all in treatment, what your current expectations are?

And second of all clearly with this shortfall in the royalties from Schering, just to get a better sense of what that means in terms of going forward here as well as any other sensitivity, clearly there are some currency fluctuations that have occurred that seem to benefit you all. So I just want to have an understanding given the broad range of your earnings plans as to where you exactly think you may land because obviously that has meaning for the combined entity as well.

MR. PETER KELLOGG

Hi Elise it’s Peter. Let me take those three or four. . Actually I think your question reflects a number of moving parts that we have in the P&L this year. And as we’ve always said, we don’t expect this to be year where every one quarter after another is exactly linear. I think everybody understands that because we are launching AMEVIVE. That is kind of up on the growth curve. We are going to — the one you did mention, extensive Phase III trials right now with ANTEGREN which is very exciting. But that is a big expense item. It was very costly. We have the foreign exchange rate in the euro doing very well right now. There’s no question that helps us and that has helped us in Q1 and you will see that I’m sure going through the rest of the year, as well.

And then we have the AMEVIVE ramp up that Bill articulated very well, is going through that launch phase where the metrics of the launch over from quarter to quarter or actually month-to-month, they changed because we are progressing in the reimbursement cycle and shortening lead times and getting more patients on dosing and then of course once they start dosing they keep dosing for 12 weeks. So the patient that gets on, it’s now like you get everything in the first week, you can then rollout over several months.

So those are all the factors I think — I know you are well aware of all of those. And the last one is the royalty piece on Schering-Plough and of course — and that is really not the business — we don’t run that business. We just get the royalties so we don’t have lots of great detailed information on that and I think you understand why that is. But what we are aware of is that the INTRON A franchise at Schering-Plough was going to have a new competitor coming into the market in U.S. late last year and we anticipated some competitive pressure on that.

And what we weren’t aware of, because we’ve been out of the royalty flow for a while in the U.S. and then came back in in the fourth quarter, was they announced in their May call that they had actually had a fairly substantial inventory in the channel and we suspect those built up maybe in anticipation of that launch. We are not sure. But anyway when they announced their Q1 results they did comment that their INTRON A business was down, and it had been affected by different factors.

The first one they mentioned was channel inventories, so we were trying to calibrate how much that channel inventory impact is in Q2 versus the balance of the year, and it appears right now as we’re going through this we now understand better that the large portion of the channel inventory drawdown I think is going to effect our P&L in Q2.

That’s why on a full year basis we are fine with everything said before, but the impact is more in Q2 than in any other quarter. So I think in general, though, we are very comfortable with the range of EPS that we’ve got out there, it’s the 1.72 to 1.85 for full year on an operating EPS basis. The only elements that could move around in that, I think you put your finger on it very well. If the foreign exchange is strong and if AVONEX continues to perform the way it has been performing we could be seeing some strength.

I think we’ve got the royalty lines fairly well figured out because we’ve had a lot of time to focus on that. And so we’ve guided that one to be at the low end of the range that we gave. AMEVIVE, I think it’s just so early. We really are hitting all the metrics, but again if you look at the launch curve we’re still pretty early in that buildout. The information I have is I believe we now have roughly 4,500 ASAPS. I believe that is right, I can double check and confirm that. We will announce that on the earnings call. But we were coming up that curve nicely.

The dosing, as you would expect the patients were referred back in February or March, with the cycle time that we discussed for reimbursement clarification and starting the dosing. We are now starting to see a lot of dosing happening. We’re starting to ship a lot of dosing so the revenue per week and so forth is picking up very nicely. But even so, I think we would all conclude we are on that early launch curve and so we feel good about it, but we are not drawing any big conclusions on the full year numbers. So we think it’s appropriate to retain a fairly wide range for this year.

DR. WILLIAM RASTETTER

Thanks for that final question. We have gone about ten minutes over time and have a number of commitments to meet today. One of those is actually a lunch at the New York Palace at noon, and I hope that we can get more of your questions over lunch. Hope as well that we can enroll you to our vision over the next week. I hope we can see many of you. So on behalf of Jim, Bill, Peter and myself, thanks again for joining us and hope to see you soon. We are signing off here. Thank you.

THE OPERATOR

Thank you for participating in today’s BIOGEN IDEC merger conference call. You may now disconnect.

(CONFERENCE CALL CONCLUDED)

(CONFERENCE CALL CONCLUDED)

DISCLAIMER

ALL PRODUCTS AND SERVICES PROVIDED BY FDFN, INC. HEREUNDER, INCLUDING, BUT NOT LIMITED TO CALL TRANSCRIPTS, ARE PROVIDED “AS-IS” OR “AS AVAILABLE”. EXCEPT AS EXPRESSLY STATED, FDFN HEREBY DISCLAIMS, AND YOU HEREBY WAIVE, ALL OTHER EXPRESS OR IMPLIED WARRANTIES, REGARDING THE CALL TRANSCRIPTS OR OTHER OF FDFN’S PRODUCTS PROVIDED HEREUNDER OR ANY PORTION THEREOF, INCLUDING BUT NOT LIMITED TO, IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WARRANTIES CREATED BY COURSE OF DEALING, COURSE OF PERFORMANCE, OR TRADE USAGE, AND ANY WARRANTIES OF NON-INFRINGEMENT. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, FDFN DOES NOT REPRESENT OR WARRANT THAT THE CALL TRANSCRIPTS WILL ALWAYS BE ACCURATE, COMPLETE, OR ERROR-FREE. THE FOREGOING EXCLUSIONS AND DISCLAIMERS ARE AN ESSENTIAL PART OF THE ORDER FOR THIS DOCUMENT AND FORMED THE BASIS FOR DETERMINING THE PRICE CHARGED FOR THE DOCUMENT.